K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

August 19, 2024

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger ETF Trust (File No. 811-23761) (the “Trust”) --Carbon Transition & Infrastructure ETF (the “Fund”) --Response to Staff Comments concerning Preliminary Proxy Materials
Dear Ms. Rossotto:
This letter responds to your comments, received via telephone from the staff (“the Staff”) on August 13, 2024, regarding your review of the preliminary proxy materials on Schedule 14A for the Trust on behalf of the Fund.  Each of your comments is repeated below, followed by the Trust’s response.  Unless otherwise stated herein, defined terms have the same meaning as used by the Funds in the preliminary proxy materials.

Comment 1: Please disclose in the “Dear Shareholder” letter how and when information about the proposed changes, including the Proposals, was previously communicated to shareholders.

Response: The Registrant has made the below change to the first sentence of the second paragraph of the “Dear Shareholder” letter:

As previously disclosed to shareholders in a supplement dated July 15, 2024, the Board of Trustees of the Fund (the “Board”) recently approved a proposal to change the name of the Fund from Neuberger Berman Carbon Transition & Infrastructure ETF to Neuberger Berman Energy Transition & Infrastructure ETF along with a related change to the Fund’s policy to invest at least 80% of its net assets (plus borrowing for investment purposes) in equity securities of carbon transition companies and infrastructure companies (“80% Policy”).
Comment 2: The Staff notes that these proposed changes, including the Proposals, appear to relate to overall changes to the name and principal investment strategies.  Please consider disclosing in the “Dear Shareholder” letter the difference between a “carbon transition & infrastructure” strategy and an “energy transition & infrastructure” strategy and the rationale for the proposed change.

Response: The Registrant has added the following to the second paragraph of the “Dear Shareholder” letter:
NBIA proposed these changes since it believes the new investment program may be more attractive to current and potential investors since the Fund would be able to invest a broader array of securities and, if Proposal 2 is approved, would concentrate in the oil, gas and consumable fuels industry.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 19, 2024

Comment 3: Please disclose in the “Dear Shareholder” letter and the “Questions and Answers” section, how Proposal 1 is related to the proposed changes to the name and principal investment strategies.

Response:  The Registrant has revised the fifth and sixth paragraphs of the “Dear Shareholder” letter as follows:

Generally, the purpose of the proposed change is to increase the Fund’s investment flexibility.  The Fund currently is classified as a diversified fund.  As a diversified fund, the Fund is limited in its ownership of securities of any single issuer.  However, with the proposed changes to the principal investment strategies and name, the Fund’s investment team expects to ~~it is expected that the Fund will~~ take larger positions in a smaller number of issuers.  As a result, ~~and~~ the current classification as a diversified fund ~~would~~ limits the ability of the Fund to take advantage of certain investment opportunities.
Shareholder approval of Proposal 1 would enable the Fund to take larger positions in a smaller number of issuers and ~~gives~~ would provide the Fund’s investment team the ~~increased~~ flexibility to invest a greater percentage of the Fund’s assets in fewer issuers or any one issuer due to its new investment program.  While Proposal 1 is intended to provide greater flexibility in managing the Fund, a non-diversified fund may be subject to a greater degree of investment risk due to its ability to invest a greater percentage of its assets in a single issuer and in a smaller number of issuers overall.  More information about these additional risks is described in the proxy statement.
Comment 4: Please disclose the Fund’s change to its goal in the “Dear Shareholder” letter.
Response:  The Registrant has added the following to the “Dear Shareholder” letter:

In addition, the Fund will change its goal from seeking long term capital appreciation to seeking total return through growth and income.

Comment 5: In the “Questions and Answers” section, the question “Will these changes cause the Fund’s portfolio to be repositioned?” discusses “direct portfolio transaction costs” and states that NBIA will bear those costs.  Please clarify what is meant by “direct portfolio transaction costs” and whether it means that NBIA will bear the brokerage costs associated with repositioning the Fund.
Response: The Registrant has revised the disclosure as follows:

NBIA will only bear the direct portfolio transaction costs (i.e., brokerage commissions) associated with repositioning.

Comment 6: In the notice, please clarify whether there are special requirements for shareholders who hold shares of the Fund in street name to attend the meeting.  If so, please disclose those requirements.
Response:  The Registrant confirms that there are no special requirements for shareholders who hold shares of the Fund in street name to attend the meeting.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 19, 2024

Comment 7:  In the “Proxy Statement”, in the third paragraph of the “Information Concerning NBIA” section, please define Neuberger Berman.  In addition, please provide the names and addresses of all parents of NBIA and show the basis of control of NBIA and each parent entity.
Response: The Registrant has made the requested change.

Comment 8:  In the “Proxy Statement”, in the first paragraph of the “Evaluation by Trustees” section, please consider disclosing the Board’s review of the Administration Agreement.  In addition, please supplementally inform us whether the Board’s review of the administration agreement was done pursuant to Section 15(c) of the Investment Company Act of 1940 (“1940 Act”).
Response:  No change was made with respect to this comment.  The Registrant notes that the disclosure required by the Schedule 14A only requires the discussion of the material factors and conclusions “that form the basis for the recommendation of the board of directors that the shareholders approve an investment advisory contract.” (emphasis added).  Accordingly, the Registrant notes that the current disclosure is limited to the Board’s review of the Management Agreement.  The Registrant supplementally notes that while the Board did consider and approve the Administration Agreement, it does not consider such approval to be done pursuant to Section 15(c) of the 1940 Act since administration agreements are not subject to the requirements of Section 15(c).

Comment 9:  In the “Proxy Statement”, in the fifth paragraph of the “Evaluation by Trustees” section, it states that the disclosure is not intended to include all of the factors considered by the Board.  Please supplementally confirm that the disclosure includes all material factors considered by the Board.
Response:  The Registrant confirms that the disclosure includes all material factors considered by the Board.

Comment 10:  In the “Proxy Statement”, in the sixth paragraph of the “Evaluation by Trustees” section, please confirm that the following statement is accurate: “noting that there would be no change to the nature, extent and quality of the advisory services provided under the new Management Agreement as compared to the Current Agreement.”
Response:  The Registrant has revised the disclosure as follows:

With respect to the nature, extent and quality of the services to be provided, the Board considered the investment philosophy and decision-making processes of, and the qualifications, experience, and capabilities and succession plans of, and the resources available to, the portfolio management personnel of NBIA who would perform services for the Fund under the new investment program~~,~~ . The Board noted that the terms of the the advisory ~~noting that there would be no change to the nature, extent and quality of~~ services provided under the new Management Agreement as compared to the Current Agreement are the same.

Comment 11:  In the “Proxy Statement”, please confirm that the twelfth paragraph of the “Evaluation by Trustees” section adequately addresses economies of scale as this discussion differs from the discussion under the “Board Consideration of the Fund’s Current Agreement” section.
Response:  The Registrant has added the following disclosure to the beginning of the eleventh paragraph:

The Board also evaluated apparent or anticipated economies of scale in relation to the services NBIA provides to the Fund. In addition, the Board considered the contractual expense cap arrangement that reduces the Fund’s expenses, which can have an effect similar to breakpoints in sharing economies of scale with shareholders.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 19, 2024

Comment 12:  In one place in the document, please add disclosure that discusses what happens if approval of the Proposals is not obtained.
Response:  The Registrant has added the following to the “Questions and Answers” section:

Q. What will Happen if Shareholders do not approve any of Proposals or only approve some of the Proposals?

A. If shareholders do not approve any of the Proposals, the proposed changes to the name and principal investment strategies and the other related changes will not occur and the Fund will continue be managed in the same way that it is currently managed.

If either Proposal 1 or Proposal 2 is not approved, neither Proposal will take effect and the Fund will continue be managed in the same way that it is currently managed.

If only Proposal 3 is approved, it will take effect but the Fund will continue be managed in the same way that it is currently managed.

* * * * *
If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com.  Thank you for your attention to these matters.
Sincerely, /s/ Franklin Na Franklin Na